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                                April 19, 2022

       Tomer Izraeli
       Chief Executive Officer
       Polyrizon Ltd.
       5Ha-Tidhar Street
       Raanana, 4366507, Israel

                                                        Re: Polyrizon Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted April 14,
2022
                                                            CIK No. 0001893645

       Dear Mr. Izraeli:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted April 14, 2022

       Prospectus Summary, page 1

   1. We reissue comment 1 in full. Further refine your disclosure to avoid terms that imply your product is a drug.
Your revised terms continue to imply or clearly state you will mitigate or prevent
disease. For example rather than focus on barrier or shield, you use
                                                        "reduce the risk of
nasal infection" and describe "symptom alleviation" here and on page
                                                        92. Furthermore, you
use terms such as "platform," which is typically used in the pharmaceutical industry
and does not provide insight as to the nature of your product.

                                                        Most importantly, the
disclosure emphasizes in the first sentence of your document that you "specialize in the
development of innovative nasal gels to reduce the risk of nasal infections caused by a
wide range of biological assaults," and it is not until the third line of the third paragraph of
your prospectus that you use the term "medical device." To provide
 Tomer Izraeli
FirstName   LastNameTomer Izraeli
Polyrizon Ltd.
Comapany
April       NamePolyrizon Ltd.
       19, 2022
April 219, 2022 Page 2
Page
FirstName LastName
         full disclosure, revise the first page to clarify that you are not developing drugs, why these products are classified as medical devices and not drugs, and the risks associated if you are wrong in your assessment of how they will be classified. Finally, to the extent you use the term "biotech," tell us how your ingredients qualify for that nomenclature, i.e., identify whether the ingredients in your nasal sprays are derived from living organisms or parts of living organisms. Finally, to the extent that you do not have currently commercialized products, revise the heading "our products" to a more appropriate title.
2. We note your response to comment 2. Revise the prospectus summary to separate the candidates by type and clarify the differences between the types that dictate into which
         FDA category you believe they will fall. Disclose when you plan to conduct the pre-
         submission meeting with the FDA's Center for Devices and Radiological Health to confirm the potential for the Class II medical device path under a de novo classification request for PL-15 and PL-16.
3. Revise the added disclosure on page 1 regarding the experience of similar products to clarify that there is no guarantee that your product candidates will advance in the FDA process at the same rate, will advance at all, or will ever reach commercialization. Revise to clarify what route your products must take if the FDA denies them approvals as medical devices in your chosen categories or determines they must seek approval as pharmaceuticals. Provide cross-references to appropriate risk factors. Capitalization, page 64

4. Please revise to update the historical number of ordinary shares as of December 31, 2021 in the capitalization table here to be consistent with your balance sheet at page F-3.
Business
Overview, page 74

5. We note your response to comment 5. Revise the disclosure in the summary and business section to prominently disclose that you have no predicate devices on which to determine that you have identified the appropriate pathway for approval, that you have not approached the FDA to determine the appropriate pathway, and that you do not plan to approach the FDA about the appropriate pathway until after this offering is complete.
         Also prominently disclose in both areas that there is no assurance the FDA will agree with your choice of the appropriate pathway or your choice of the structure of the chosen clinical trial or trials for any one of your potential medical devices or hybrid devices, or, if they do, there is no assurance that any one of your devices will advance on the timelines you anticipate, if at all, or that they will be successful in any trials, or if successful, will obtain FDA clearance.
6.       We reissue comment 6. Eliminate the graphic.
Principal Shareholders, page 125
 Tomer Izraeli
Polyrizon Ltd.
April 19, 2022
Page 3
7. Clarify the terms of the SAFE investments and whether the IPO will be a qualified equity financing that will trigger a share issuance under the agreement. It appears from the disclosure on page F-20 that the SAFE investment will be dilutive to IPO investors and should be disclosed in the principal shareholders table, highlighted in the summary and in the risk factors.
       You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 if you
have questions regarding our comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameTomer Izraeli
                                                          Division of
Corporation Finance
Comapany NamePolyrizon Ltd.
                                                          Office of Life
Sciences
April 19, 2022 Page 3
cc:       David Huberman, Esq.
FirstName LastName